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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Coeur d'Alene Mines Corporation

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

192108108

(Cusip Number)

February 21, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 192108108

1.	Name of Reporting Person: Langley Partners, L.P		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 8,865,273 (See Item 4)

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 8,865,273 (See Item 4)

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,865,273 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.1% (See Item 4)

12.	Type of Reporting Person: PN

13G
CUSIP No. 192108108

1.	Name of Reporting Person: Langley Management, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 8,865,273 (See Item 4)

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 8,865,273 (See Item 4)

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,865,273 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.1% (See Item 4)

12.	Type of Reporting Person: OO

13G
CUSIP No. 192108108

1.	Name of Reporting Person: Langley Capital, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 8,865,273 (See Item 4)

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 8,865,273 (See Item 4)

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,865,273 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.1% (See Item 4)

12.	Type of Reporting Person: OO

13G
CUSIP No. 192108108

1.	Name of Reporting Person: Jeffrey Thorp		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 8,865,273 (See Item 4)

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 8,865,273 (See Item 4)

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,865,273 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.1% (See Item 4)

12.	Type of Reporting Person: IN

13G
CUSIP No. 192108108

1.	Name of Reporting Person: Jeffrey Thorp IRA Rollover, Bear Stearns Securities Corp. as Custodian		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: New York

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 8,865,273 (See Item 4)

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 8,865,273 (See Item 4)

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,865,273 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.1% (See Item 4)

12.	Type of Reporting Person: OO

13G
CUSIP No. 192108108

1.	Name of Reporting Person: Jeffrey Thorp IRA, Bear Stearns Securities Corp. as Custodian		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: New York

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 8,865,273 (See Item 4)

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 8,865,273 (See Item 4)

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,865,273 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.1% (See Item 4)

12.	Type of Reporting Person: OO

13G

Item 1.
	(a)	Name of Issuer:
Coeur d'Alene Mines Corporation
	(b)	Address of Issuer’s Principal Executive Offices:
505 Front Avenue, P.O. Box Coeur d'Alene, Idaho 83816

Item 2.
	(a)	Name of Person Filing:
(i) Langley Partners, L.P., (ii) Langley Management, LLC, (iii) Langley Capital, LLC, (iv) Jeffrey Thorp IRA Rollover, Bear Stearns Securities Corp. as Custodian, (v) Jeffrey Thorp IRA, Bear Stearns Securities Corp. as Custodian and (vi) Jeffrey Thorp, an individual
	(b)	Address of Principal Business Office or, if none, Residence:
535 Madison Avenue 7th Floor New York, New York 10022
	(c)	Citizenship:
See row 4 of each filer's cover page
	(d)	Title of Class of Securities:
Common Stock, par value $1.00 per share
	(e)	CUSIP Number:
192108108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

13G

Item 4.	Ownership.
(a) Amount beneficially owned:
8,865,273 shares of common stock as follows: (i) 4,261,271 shares issuable to Langley Partners, L.P. ("Langley") upon conversion of $6,824,000 principal amount of 9% Convertible Senior Subordinated Notes due 2007 (the "Notes") issued to Langley pursuant to that certain indenture, dated as of February 26, 2003 (the "Indenture"), between Coeur d'Alene Mines Corporation and The Bank of New York, (ii) 2,611,465 shares issuable to Jeffrey Thorp IRA Rollover, Bear Stearns Securities Corp. as Custodian ("Jeffrey Thorp IRA Rollover") upon conversion of $4,182,000 principal amount of the Notes issued to Jeffrey Thorp IRA Rollover, pursuant to the Indenture, (iii) 767,029 additional shares issuable to Langley upon conversion of the Notes pursuant to the Indenture, (iv) 470,064 additional shares issuable to Jeffrey Thorp IRA Rollover upon conversion of the Notes pursuant to the Indenture, (v) 750,000 shares owned by Jeffrey Thorp IRA, Bear Stearns Securities Corp. as Custodian ("Jeffrey Thorp IRA") and (vi) 5,444 shares issuable to Jeffrey Thorp IRA upon conversion of $95,000 principal amount of 7 1/4% Convertible Subordinated Debentures due 2005 (the "Debentures") pursuant to that certain indenture, dated as of October 15, 1997 between Coeur d'Alene Mines Corporation and Bankers Trust Company, at a conversion price of $17.45. A conversion rate of $1.6014 principal amount per share of common stock was used for the calculations of additional shares in clauses (iii) and (iv) above (the initial conversion price set forth in the Indenture). The conversion price for the additional shares issued upon conversion of the Notes will vary based on the market price of the common stock.
(b) Percent of class:
6.1%.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
8,865,273
(ii) Shared power to vote or to direct the vote:
0
(iii) Sole power to dispose or to direct the disposition of:
8,865,273
(iv) Shared power to dispose or to direct the disposition of:
0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

A Joint Agreement is attached hereto as Exhibit 1.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 3, 2003

LANGLEY PARTNERS, L.P.

By:	Langley Capital, LLC

By: Name: Title:	/s/ Jeffrey Thorp Jeffrey Thorp Member and Manager

LANGLEY MANAGEMENT, LLC

By: Name: Title:	/s/ Jeffrey Thorp Jeffrey Thorp Member and Manager

LANGLEY CAPITAL, LLC

By: Name: Title:	/s/ Jeffrey Thorp Jeffrey Thorp Member and Manager

JEFFREY THORP

/s/ Jeffrey Thorp Jeffrey Thorp, an individual

JEFFREY THORP IRA ROLLOVER, BEAR STEARNS SECURITIES CORP. AS CUSTODIAN

/s/ Jeffrey Thorp Jeffrey Thorp, an individual

JEFFREY THORP IRA, BEAR STEARNS SECURITIES CORP. AS CUSTODIAN

/s/ Jeffrey Thorp Jeffrey Thorp, an individual

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned agree that only one statement containing the information required by Schedule 13G need be filed by each of the undersigned with respect to the ownership by each of the undersigned of shares of common stock of Coeur d’Alene Mines Corporation. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Date: March 3, 2003

LANGLEY PARTNERS, L.P.

By:	Langley Capital, LLC

By: Name: Title:	/s/ Jeffrey Thorp Jeffrey Thorp Member and Manager

LANGLEY MANAGEMENT, LLC

By: Name: Title:	/s/ Jeffrey Thorp Jeffrey Thorp Member and Manager

LANGLEY CAPITAL, LLC

By: Name: Title:	/s/ Jeffrey Thorp Jeffrey Thorp Member and Manager

JEFFREY THORP

/s/ Jeffrey Thorp Jeffrey Thorp, an individual

JEFFREY THORP IRA ROLLOVER, BEAR STEARNS SECURITIES CORP. AS CUSTODIAN

/s/ Jeffrey Thorp Jeffrey Thorp, an individual

JEFFREY THORP IRA, BEAR STEARNS SECURITIES CORP. AS CUSTODIAN

/s/ Jeffrey Thorp Jeffrey Thorp, an individual